Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Third Quarter and Nine-month period ended September 30, 2023

Glyfada, Greece, November 16, 2023, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated financial results for the third quarter and nine-month period ended September 30, 2023.

•	Revenue
o	$7.7 million in Q3 2023
o	$24.1 million in 9M 2023
•	Net income
o	$3.5 million net income in Q3 2023
o	$4.9 million net income in 9M 2023

•	Adjusted EBITDA

o	$2.0 million in Q3 2023
o	$4.2 million in 9M 2023

•	Time Charter Equivalent

o	$9,994 per day in Q3 2023
o	$8,979 per day in 9M 2023

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate six dry bulk carriers, consisting of one Supramax, one Panamax and four Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Marshall Is.
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
Weighted Average Age: 10.9 Years as at September 30, 2023					453,745

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Commentary

“During the third quarter we saw a weak market in the first half but significantly stronger in comparison to the second half. Seasonal factors as well as geopolitical ones played a role in the movement of the market. We are pleased that today it stands at a much healthier level, and we hope the upward trend continues.

As the supply and demand fundamentals remain constant, we expect the market to improve gradually going forward. We still prefer to maintain our spot exposure on the hiring of the fleet and continue to take full advantage of any potential market upswings; by employing our vessels with short period TC’s and even longer periods of employment we undertake in their majority exposure to the spot market through index-linked rates.

This is an exciting time for the Company as we are looking forward to the delivery of the first of our new building vessels in January of 2024. We are confident that the high quality of these vessels will be appreciated by a healthy market and that they will enjoy decent employment. The company is always looking for ways to expand its fleet, especially focusing on modern or ‘eco’ vessels taking into account current as well as historical market conditions.

On the financing side we keep seeking deals that will fit the fleet’s and Company’s profile as well as its plans for careful expansion; Our priority is to ensure the health of the Company by maintaining a conservative approach but at the same time without sacrificing our presence in the market. We are working on expanding our current relationships with financiers worldwide.

We remain relentless in our focus to maximize shareholder value without hurting the Company’s long-term ability to grow.”

Recent Developments

Contract for new building vessels

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the 1st instalment of $7.5 million for both vessels under construction.

Debt financing

In August 2023, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $52.25 million to $77.25 million, by a top up loan amount of $25 million for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessels Diamond Globe and Power Globe. Furthermore, the applicable margin was amended from 3.35% to 2.70% for the whole CIT loan facility. On August 10, 2023, the Company drew down $25 million.

The Company, through a wholly owned subsidiary Daxos Maritime Limited, is currently negotiating a sale and leaseback financing transaction for a vessel under construction at Nantong Cosco KHI Ship Engineering Co., Ltd. That we previously disclosed have agreed to purchase. DAXOS Maritime Ltd would sell the vessel for a purchase price of $28 million on or about September 30, 2024 (subject to delays during construction of the Vessel) to an unaffiliated third party. Daxos Maritime Ltd would bareboat charter the vessel from the new owner for period of 10 years, with hire payable monthly in advance at (A) a fixed rate of (i) $3,000 per day for the first 3 years, (ii) $3,200 per day for the 4th and 5th years, (iii) $3,300 per day for the 6th and 7th years, and (iv) $3,800 per days for the 8th, 9th and 10th years, and (B) a floating rate calculated on the amount of the outstanding lease obligation on the relevant hire payment date of (1) CME SOFR plus 2.1% per annum for the first 3 years, (2) CME SOFR plus 2.45% per annum for the next 4th, 5th, 6th and 7th years, and (3) CME SOFR plus 2.35% per annum for the remaining 8th, 9th and 10th years. Daxos Maritime Ltd will have the right under the Charter to purchase the Vessel during the charter period at various purchase prices, and an obligation to purchase the Vessel at the end of the Charter Period for a purchase price of $15.81 million. Globus maritime would guarantee the payments. The transaction is subject to a number of conditions, including negotiating and agreeing and approval by all parties of the final documentation for the transaction.

Sale of vessel

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on June 5, 2023.

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe for a gross price of $10.7 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023.

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe for a gross price of $11.2 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 13, 2023.

Policy for the Recovery of Erroneously Awarded Compensation

Clawback Policy. On November 8, 2023, the Board of Directors of the Company approved the adoption of a Policy for the Recovery of Erroneously Awarded Incentive Based Compensation (the “Clawback Policy”), with an effective date of October 2, 2023, in order to comply with the final clawback rules adopted by the Securities and Exchange Commission under Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (“Rule 10D-1”), and the listing standards, as set forth in the Nasdaq Listing Rule 5608 (the “Final Clawback Rules”).

The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers as defined in Rule 10D-1 (“Covered Officers”) of the Company in the event that the Company is required to prepare an accounting restatement, in accordance with the Final Clawback Rules. The recovery of such compensation applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, the Board of Directors may recoup from the Covered Officers erroneously awarded incentive compensation received within a lookback period of the three completed fiscal years preceding the date on which the Company is required to prepare an accounting restatement.

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no direct effect on the Company’s operations.

Earnings Highlights

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2023	2022	2023	2022
Revenue	7,681	15,867	24,095	53,450
Net income	3,469	4,335	4,894	27,433
Adjusted EBITDA (1)	1,997	6,350	4,245	33,752
Basic & diluted earnings per share (2)	0.17	0.21	0.24	1.33

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the nine-month period ended September 30, 2023 and 2022 was 20,582,301. The weighted average number of shares for the three-month period ended September 30, 2023 and 2022 was 20,582,301.

Third quarter of the year 2023 compared to the third quarter of the year 2022

Net income for the third quarter of the year 2023 amounted to $3.5 million or $0.17 basic income per share based on 20,582,301 weighted average number of shares compared to net income of $4.3 million or $0.21 basic income per share based on 20,582,301 weighted average number of shares for the same period last year.

Revenue

During the three-month period ended September 30, 2023, and 2022, our Revenues reached $7.7 million and $15.9 million, respectively. The 52% decrease in Revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the third quarter of 2023 compared to the same period in 2022. Daily Time Charter Equivalent rate (TCE) for the third quarter of 2023 was $9,994 per vessel per day against $15,865 per vessel per day during the same period in 2022 corresponding to a decrease of 37%.

First nine months of the year 2023 compared to the first nine months of the year 2022

Net income for the nine-month period ended September 30, 2023 amounted to $4.9 million or $0.24 basic income per share based on 20,582,301 weighted average number of shares, compared to $27.4 million for the same period last year or $1.33 basic income per share based on 20,582,301 weighted average number of shares.

Revenue

During the nine-month period ended September 30, 2023 and 2022, our Revenues reached $24.1 million and $53.5 million, respectively. The 55% decrease in Revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the nine-month period ended September 30, 2023, compared to the same period in 2022. Daily Time Charter Equivalent rate (TCE) for the nine-month period of 2023 was $8,979 per vessel per day against $20,840 per vessel per day during the same period in 2022, corresponding to a decrease of 57%, which is attributed to the worse conditions throughout the bulk market for the first nine months of 2023.

Fleet Summary data

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Ownership days (1)	695	828	2,298	2,457
Available days (2)	695	785	2,225	2,414
Operating days (3)	674	772	2,181	2,379
Fleet utilization (4)	97%	98.4%	98%	98.6%
Average number of vessels (5)	7.6	9.0	8.4	9.0
Daily time charter equivalent (TCE) rate (6)	$9,994	$15,865	$8,979	$20,840
Daily operating expenses (7)	$5,640	$5,760	$5,557	$5,397

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Selected Consolidated Financial & Operating Data

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars, except per share data)	2023	2022	2023	2022
	(unaudited)		(unaudited)
Consolidated Condensed Statements of Operations:
Revenue	7,681	15,867	24,095	53,450
Voyage and Operating vessel expenses	(4,563)	(8,091)	(16,611)	(16,130)
General and administrative expenses	(1,111)	(1,085)	(3,223)	(3,226)
Depreciation and amortization	(2,199)	(2,659)	(6,966)	(7,538)
Reversal of Impairment	-	-	4,400	-
Other (expenses)/income & gain from sale of vessel, net	3,795	(341)	3,860	(342)
Interest expense and finance cost, net	(433)	(542)	(1,442)	(1,237)
Gain on derivative financial instruments, net	299	1,186	781	2,456
Net income for the period	3,469	4,335	4,894	27,433

Basic net income per share for the period (1)	0.17	0.21	0.24	1.33
Adjusted EBITDA (2)	1,997	6,350	4,245	33,752

(1)	The weighted average number of shares for the nine-month period ended September 30, 2023 and 2022 was 20,582,301. The weighted average number of shares for the three-month period ended September 30, 2023 and 2022 was 20,582,301.

(2)	Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to net income and net cash generated from operating activities for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of U.S. dollars)	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Net income for the period	3,469	4,335	4,894	27,433
Interest expense/income and finance cost, net	433	542	1,442	1,237
Gain on derivative financial instruments, net	(299)	(1,186)	(781)	(2,456)
Depreciation and amortization	2,199	2,659	6,966	7,538
Reversal of Impairment loss	-	-	(4,400)	-
Gain from sale of vessel	(3,805)	-	(3,876)	-
Adjusted EBITDA	1,997	6,350	4,245	33,752
Payment of deferred dry-docking costs	(3,183)	(1,072)	(9,570)	(1,962)
Net decrease/(increase) in operating assets	485	(102)	1,473	(3,384)
Net (increase)/decrease in operating liabilities	(534)	(1,543)	(1,616)	(641)
Provision for staff retirement indemnities	(7)	27	19	22
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	4	43	(13)	101
Net cash (used in)/generated from operating activities	(1,238)	3,703	(5,462)	27,888

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of U.S. dollars)	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash (used in) / generated from operating activities	(1,238)	3,703	(5,462)	27,888
Net cash generated from / (used in) investing activities	10,909	(733)	21,614	(22,128)
Net cash generated from financing activities	15,413	16,087	9,333	11,722

	As at September 30,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2023	2022
	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and other fixed assets, net	144,420	157,633
Cash and cash equivalents (including current restricted cash)	82,546	58,801
Other current and non-current assets	6,930	9,024
Total assets	233,896	225,458
Total equity	175,592	170,698
Total debt net of unamortized debt discount	54,140	44,325
Other current and non-current liabilities	4,164	10,435
Total equity and liabilities	233,896	225,458

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of six dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate six vessels with a total carrying capacity of 453,745 Dwt and a weighted average age of 10.9 years as at September 30, 2023.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com